UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SPX Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-6948	38-1016240
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

13320 Ballantyne Corporate Place, Charlotte, North Carolina	28277
(Address of principal executive offices)	(Zip Code)

Jeremy W. Smeltser (704) 752-4400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

SPX Corporation (“Company,” “we,” or “our”) has filed a Conflict Minerals Report, which is attached as an exhibit in Item 1.02 and is also publicly available on our website at www.spx.com.

Through our Reasonable Country of Origin Inquiry (RCOI) described in our Conflict Minerals Report (CMR), some suppliers disclosed to us that scrap/recycled sources of tin, tantalum, tungsten or gold were identified in their supply chains and did not require due diligence.  This determination is included in the conflict minerals information posted in our website.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description of Document
1.01	SPX Corporation Conflict Minerals Report for the period from January 1 to December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SPX Corporation

/s/ Jeremy W. Smeltser

By:	Jeremy W. Smeltser	June 1, 2015
Vice President and Chief Financial Officer